

The Commonwealth of Massachusetts
William Francis Galvin

Minimum Fee: $500.00

Secretary of the Commonwealth, Corporations Division
One Ashburton Place, 17th floor
Boston, MA 02108-1512
Telephone: (617) 727-9640

Certificate of Organization
(General Laws, Chapter)

Identification Number: 001625033

1. The exact name of the limited liability company is: DARK LLC

2a. Location of its principal office:
No. and Street: 1 LINCOLN STREET
City or Town: BOSTON   State: MA   Zip: 02111   Country: USA

2b. Street address of the office in the Commonwealth at which the records will be maintained:

No. and Street: 1 LINCOLN STREET
City or Town: BOSTON   State: MA   Zip: 02111   Country: USA

3. The general character of business, and if the limited liability company is organized to render professional service, the service to be rendered:
TECHNOLOGY SERVICES

4. The latest date of dissolution, if specified:

5. Name and address of the Resident Agent:
Name: JOHN GODBOUT
No. and Street: 1 WASHINGTON MALL
#1353
City or Town: BOSTON   State: MA   Zip: 02108   Country: USA

I, JOHN GODBOUT resident agent of the above limited liability company, consent to my appointment as the resident agent of the above limited liability company pursuant to G. L. Chapter 156C Section 12.

6. The name and business address of each manager, if any:

Title	Individual Name	Address (no PO Box)
	First, Middle, Last, Suffix	Address, City or Town, State, Zip Code
MANAGER	JOHN GODBOUT	1 LINCOLN STREET BOSTON, MA 02111

7. The name and business address of the person(s) in addition to the manager(s), authorized to execute documents to be filed with the Corporations Division, and at least one person shall be named if there are no managers.

Title	Individual Name	Address (no PO Box)
	First, Middle, Last, Suffix	Address, City or Town, State, Zip Code

8. The name and business address of the person(s) authorized to execute, acknowledge, deliver and record any recordable instrument purporting to affect an interest in real property:

Title	Individual Name First, Middle, Last, Suffix	Address (no PO Box) Address, City or Town, State, Zip Code

9. Additional matters:

SIGNED UNDER THE PENALTIES OF PERJURY, this 20 Day of December, 2022,

JOHN GODBOUT

(The certificate must be signed by the person forming the LLC.)

THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears

that the provisions of the General Laws relative to corporations have been complied with,

and I hereby approve said articles; and the filing fee having been paid, said articles are

deemed to have been filed with me on:

December 20, 2022 10:42 AM



WILLIAM FRANCIS GALVIN

Secretary of the Commonwealth